November 4, 2005


     Mail Stop 4561
William A. Fitzgerald
Chairman and Chief Executive Officer
Commercial Federal Corporation
13220 California Street
Omaha, Nebraska 68154


      Re:	Commercial Federal Corporation
		Form 10-K for the period ended December 31, 2004
		File No. 1-11515

Dear Mr. Fitzgerald:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Financial Statements

Note 13 - Derivative Financial Instruments, page 86

      Hedging Strategy 1

1. We have reviewed your response to prior comment 1 of our letter dated September 21, 2005. We note that you use the long-haul method of assessing hedge effectiveness for hedges of the variable interest payments on your high performance savings deposits and have designated these hedges as cash flow hedges under SFAS 133.
Please
provide us with the following additional information regarding these hedges:

* tell us whether your hedged deposits have a fixed term to maturity or if they can be withdrawn at anytime;

* tell us if the maturity date of the deposit matches the maturity date of the swap;

* tell us if the amount of the deposit matches the notional amount of the swap; and

* explain how you determined that this hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

      Hedging Strategies 3 & 4

2. We note that you have assumed 100% effectiveness for hedges of your fixed-rate convertible FHLB advances and the conversion options embedded within those advances and have designated these hedges as fair value hedges under SFAS 133. Please provide us with the following additional information regarding these hedges.
* tell us how you considered the potential for ineffectiveness due to differences in the discount rate used to determine the fair value of the hedged item and hedging instrument;

* tell us how you measured the change in time value associated with the conversion option and how you treated it in measuring effectiveness of the hedge; and

* fully support your assertion that the credit spread in the pricing of the hedged FHLB advance is zero. For example, tell us how you believe the credit spread in the advance is measured and what pricing reference curve you used to determine that the credit spread is zero.

Hedging Strategy 5

3. We note that you have assumed 100% effectiveness for hedges of your fixed-rate pools of mortgage loans and have designated these hedges as fair value hedges under SFAS 133. Please tell us whether your hedged pools of mortgage loans are collateralized by property in the same geographic region in accordance with DIG Issue F-11.




	Hedging Strategies 3, 4 and 5

4. Please confirm how you performed and documented an assessment of hedge effectiveness on an ongoing basis as discussed in DIG Issue
G-
9.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant




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William A. Fitzgerald
Commercial Federal Corporation
November 4, 2005
Page 1